                          MORSE, ZELNICK, ROSE & LANDER
            A  L I M I T E D  L I A B I L I T Y  P A R T N E R S H I P

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212 838 1177
                                FAX 212 838 9190

                                                            WRITER'S DIRECT LINE
                                                                  (212) 838-8040
                                December 9, 2005

United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549
ATTENTION:  MR. JAY MUMFORD

                          Re: Milestone Scientific Inc.
              Amendment No. 2 to Registration Statement on Form S-3
                             Filed November 1, 2005
                               File No. 333-127728

Dear Sirs and Mesdames

         This letter responds to the Staff's comment letter dated November 10 regarding the above-referenced Registration Statement filed by Milestone
Scientific Inc. ("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above or Virginia Tillyard of Morse,
Zelnick, Rose & Lander at 212-838-3089.

General

1.   We note that in response to our comment 1 from our letter dated October 12,
     2005 you have removed the reference to warrants from the prospectus. Shares removed from the prospectus disclosure should also be removed from the fee table to the registration statement.

     WE HAVE REMOVED THE WARRANTS IN QUESTION FROM THE FEE TABLE TO THE
     REGISTRATION STATEMENT.

2.   We note your response to our comment 2 regarding your analysis of whether the transaction where you replace the warrant certificates is subject to the rules governing exchange offers. Please provide a detailed analysis of whether your exchange of "non-public warrants" for "publicly traded warrants" will be a tender

     offer requiring compliance with applicable rules; and please explain in detail the mechanics of this proposed transaction.

     THERE IS NO EXCHANGE FOR "PUBLICLY TRADED WARRANTS". TO CLARIFY THE
     EXISTING FACTS, MILESTONE ISSUED A TOTAL OF 270,088 NON-PUBLIC,
     NON-CERTIFICATED WARRANTS TO A TOTAL OF 8 ACCREDITED INVESTORS, INCLUDING 7
     INSTITUTIONAL INVESTORS AND ONE RELATED ACCREDITED INDIVIDUAL IN TWO
     PRIVATE PLACEMENTS, IN MARCH 2005 AND JUNE 2005 RESPECTIVELY, AND A TOTAL
     OF 102,244 OF COMPENSATORY WARRANTS TO THE PLACEMENT AGENTS IN THOSE
     PRIVATE PLACEMENTS, FOR A TOTAL OF 372,332 PRIVATE, NON-CERTIFICATED
     WARRANTS. THE WARRANTS WERE ISSUED AS RESTRICTED SECURITIES AND BEAR A
     RESTRICTIVE LEGEND. DUE TO A MUTUAL MISTAKE OR LACK OF UNDERSTANDING
     REGARDING THE FORM OF THE WARRANTS, MILESTONE PROPOSES TO REPLACE THESE
     PREVIOUSLY ISSUED NON-PUBLIC WARRANTS WITH THE SAME NUMBER OF PUBLICLY
     TRADED WARRANTS WHICH HAVE EQUIVALENT ECONOMIC TERMS.

     SECTION 14(D)(1) OF THE EXCHANGE ACT AND THE REGULATIONS THEREUNDER,
     REGARDING TENDER OFFERS FOR REGISTERED SECURITIES, DO NOT APPLY BECAUSE (1)
     THE SECURITIES BEING EXCHANGED ARE NOT REGISTERED UNDER THE EXCHANGE ACT,
     AND (2) THE RESTRICTED SECURITIES IN QUESTION REPRESENT LESS THAN 5% OF
     MILESTONE'S OUTSTANDING STOCK.

     IN ADDITION, SECTION 13(E) (1) OF THE EXCHANGE ACT AND THE REGULATIONS
     THEREUNDER DO NOT APPLY. THE PROPOSED REPLACEMENT BY MILESTONE OF THE
     NON-PUBLIC WARRANTS WITH ITS PUBLICLY-TRADED WARRANTS DOES NOT CONSTITUTE A
     TENDER OFFER BECAUSE IT IS NOT BEING MADE IN CONNECTION WITH A CHANGE OF
     CONTROL, NO SOLICITATION TOOK PLACE, THERE WAS NO REQUEST OR INVITATION TO
     TENDER, AND THERE WAS NO PRESSURE ON ANY WARRANT HOLDER TO PARTICIPATE.

     THE MECHANICS OF THE PROPOSED TRANSACTION WILL BE AS FOLLOWS. ONCE THE
     REGISTRATION STATEMENT IS EFFECTIVE, MILESTONE WILL ADVISE THE HOLDERS OF
     THE NON-PUBLIC WARRANTS THAT THEY MAY SURRENDER THEIR NON-PUBLIC WARRANTS
     FOR CANCELLATION AND MILESTONE WILL ISSUE PUBLICLY-TRADED WARRANT
     CERTIFICATES IN REPLACEMENT.

3.   Please provide a factual analysis supporting your conclusion for the response to our fourth bullet point of comment 2, regarding whether the holders have offered their shares in violation of Section 5.

     EACH NON-PUBLIC WARRANT WAS ISSUED TO A NAMED HOLDER AND BEARS A
     RESTRICTIVE LEGEND PROHIBITING SALES AND OFFERS IN THE ABSENCE OF AN
     EFFECTIVE REGISTRATION STATEMENT OR AN OPINION OF COUNSEL REASONABLY
     SATISFACTORY TO MILESTONE THAT SUCH REGISTRATION IS NOT REQUIRED.
     THEREFORE, NO TRANSFER BY A HOLDER OF THESE NON-PUBLIC WARRANTS COULD BE
     EFFECTED UNLESS THE HOLDER NOTIFIED MILESTONE, REQUESTED AN OPINION OF
     COUNSEL REGARDING REMOVAL OF A

     RESTRICTIVE LEGEND, AND REQUESTED ISSUANCE OF THE WARRANTS TO A DIFFERENT
     REGISTERED HOLDER. MILESTONE HAS RECEIVED NO SUCH NOTICE. IN ADDITION,
     MILESTONE KNOWS THAT NONE OF THESE WARRANTS HAS BEEN EXERCISED OR ANY OF
     THE UNDERLYING SHARES ISSUED BECAUSE IT HAS NOT RECEIVED ANY NOTICES OF
     EXERCISE AND HAS NOT ISSUED ANY OF THE UNDERLYING SHARES. THEREFORE, NONE
     OF THE HOLDERS COULD HAVE OFFERED THEIR SHARES IN VIOLATION OF SECTION 5.

                                            Very truly yours,

                                            /s/ Stephen A. Zelnick
                                            Stephen A. Zelnick